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                         Independent Auditors' Consent



The Board of Directors
Quinton Cardiology Systems, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-87768) on Form S-8 of Quinton Cardiology Systems, Inc. of our report dated March 17, 2003, with respect to the consolidated balance sheets of Spacelabs Burdick, Inc. and subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of operations, parent's investment, and cash flows for each of the years in the two-year period ended December 31, 2001, for the period January 1, 2002 through July 2, 2002, and for the period July 3, 2002 through December 31, 2002, which report appears in the Form 8-K/A of Quinton Cardiology Systems, Inc. dated January 3, 2003.

Our report states that Spacelabs Burdick, Inc.'s parent was acquired on July 3, 2002 in a transaction accounted for as a purchase. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values. The effects of the purchase accounting have been pushed down to the consolidated financial statements of Spacelabs Burdick, Inc. As a result, the consolidated financial statements for the period subsequent to the acquisition are not comparable to the consolidated financial statements presented for prior periods. Our report also states that on January 1, 2002, Spacelabs Burdick, Inc. changed its method of accounting for goodwill and other intangible assets.


/S/ KPMG LLP

Seattle, Washington
March 17, 2003